

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2019

Christopher T. Hatto
Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

      Re: General Motors Company
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 6, 2019
          File No. 001-34960

Dear Mr. Hatto:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Transportation and Leisure